Exhibit 1.02

KEY ENERGY SERVICES, INC.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Key Energy Services, Inc. (the “Company,” “we” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Based on this good faith reasonable country of origin inquiry, the Company was unable to determine that all of the Conflict Minerals did not originate in the Covered Countries or did come from recycled or scrap sources. Accordingly, the Company has performed due diligence on the source and chain of custody of the Conflict Minerals, as described in this Report.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

These products, which are referred to in this Report collectively as the “Covered Products,” are manufactured by Advanced Measurements, Inc. (“AMI”), a wholly owned subsidiary of the Company and supplier of edge control and automation systems for the oilfield services sector. AMI manufactures the FracCommand Suite, which includes complete end-to-end hydraulic frac spread control automation and data management systems for pressure pumping companies to deliver frac jobs. The FracCommand Suite is a configurable hardware and software control and data management platform that can centrally control and manage an entire frac spread from the data van. AMI manufactures the supplied hardware products to support the FracCommand Suite and these products are Covered Products. AMI manufactures the following Covered Products included in the FracCommandSuite for external sale:

PumpLink – PumpLink is a frac pump control and automation system designed to be easily configured to each customer’s unique pump and transmission combinations. Each installed system allows both local and remote control of each pressure pumping truck engine and transmission to control flow rate and restrict downhole pressure for well stimulation activities.

BlenderLink – BlenderLink is a frac blender process control system designed to control monitor and log all Blender activities on location. Each system is designed to be configurable to adapt to our customers’ needs and the variety of sand augers, dry chemical augers, tub types, and ancillary devices that may be on each type of unit. Through the use of this equipment the content of slurries and gels commonly used in stimulation treatments can be controlled metered and dispensed, while maintaining the desired flow rate.

ChemLink – ChemLink is a frac control system designed to control, monitor and log all activities on each chemical additive unit. Each system monitors and delivers known quantities of chemicals required in the frac process, and creation of frac slurries, all while working with the BlenderLink system to maintain chemical ratios with respect to the BlenderLink flow rate

HydrationLink – HydrationLink is a frac control system designed to control each individual hydration unit used in the mixing of water and chemical additives for making on site frac gels. HydrationLink monitors and delivers these known slurries, all while working with the BlenderLink system to maintain gel ratios with respect to the BlenderLink flow rate.

DVCommand – The DVCommand system is the hub of a frac operation. It allows centralized remote control and monitoring of all FracCommand Suite control systems, collecting individual unit data and displaying decision quality information to efficiently control and manage the entire frac fleet and process.

Additional Covered Products are supplied on a case by case basis for cable marshaling connectivity for control and monitoring of third party equipment. These systems are as follows:

PumpLink Interface Box – The PumpLink Interface Box allows for one central location for PumpLink cable marshaling and connection.

Third Party Pump Interface Box – The Third Party Pump Interface Box allows for connection of third party pumping equipment to the DVCommand system and enables the FracCommand Suite to connect control and monitor pump controllers from selected equipment suppliers.

While the functionality of the Covered Products differ considerably from each other, each of the Covered Products use the same or similar components, with only minor differences between each Covered Product. All Covered Products designed and developed at AMI are manufactured from off-the-shelf components. Many of these off-the-shelf components used in the assembly of the Covered Products contain Conflict Minerals. This Report covers all the FracCommand Suite products together.

The number of Covered Products manufactured, sold and shipped during the 2013 calendar year, exclusive of equipment upgrades and refurbishment of older equipment, are as follows:

PumpLink – 77

BlenderLink – 16

ChemLink – 1

HydrationLink – 8

DVCommand – 18

Third Party Pump Interface Box – 3

PumpLink Interface Box – 15

The Company’s Due Diligence Process

The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company adopted a policy relating to the Conflict Minerals (the “Company Policy”), incorporating the standards set forth in OECD Guidance. The Company’s policy is to develop a conflict free supply chain. For humanitarian reasons, the Company is committed to the responsible sourcing of materials, products, and components necessary to the functionality of the products that it manufactures or contracts to manufacture. We have also asked our suppliers to cooperate with us as we comply with the Rule and we are committed to our customer’s efforts to do the same. The Company has participated in groups and forums focused on responsible sourcing of the Conflict Minerals, including the EICC-GeSI Conflict Minerals forums and industry association groups.

There are many third parties in the Company’s supply chain with respect to the Covered Products between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The majority of all suppliers are several steps removed from smelters and mines, purchasing components and products from suppliers also removed from direct contact with smelters and mines. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

Therefore, the Company established a due diligence process to seek to identify the source of any Conflict Minerals contained in its products. The due diligence process began approximately nine months ago when the Company formed a due diligence team consisting of members from the Company’s legal, supply chain management, procurement, engineering and finance departments. The team conducted an initial assessment to determine which products were Covered Products and what suppliers supplied components used in the Covered Products. The Company developed the Company Policy and then began contacting all of the relevant suppliers through letters and email making the suppliers aware of the Company Policy and requesting that the suppliers complete and return the Conflict Free Sourcing Initiative (“CFSI”) Conflict Mineral Reporting Template. The team reviewed the responses received and followed-up by email and telephone with suppliers who either did not respond or whose responses appeared to be incomplete, incorrect or not reliable. In the event that a supplier further appeared to be uncooperative, non-responsive or otherwise unreliable, the team contacted the original manufacturers of the component in question through the use of letters, emails and telephone and requested that the manufacturer complete the CFSI Reporting Template. The Company has notified its suppliers that suppliers who are unwilling or unable to cooperate with the Company’s due diligence process will eventually be replaced with suppliers who are able to certify that their products are DRC conflict free (as defined under the Rule). Terms and conditions contained in the Company’s supplier contracts have been revised to reflect the Company’s commitment to the development of a DRC conflict free supply chain.

Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information, with respect to the Covered Products to determine the country of origin of the Conflict Minerals in the Covered Products.

Given the nature of the Company’s supply chain and the need to rely upon suppliers to identify sources of Conflict Minerals in Covered Products, it has not been practical for the Company to identify specific mines or locations of origin of such Conflict Minerals. Even those suppliers who can identify particular smelters associated with their products may not have information regarding the mines from which the smelters obtain the ores used to product the minerals.

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries: (i) continue to engage with suppliers to obtain current, accurate and complete information about the supply chain; (ii) encourage suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict free” designation from an independent, third-party auditor; and (iv) engage in industry initiatives encouraging DRC conflict free supply chains.

Independent Public Sector Audit

The Company is not required to obtain an independent public sector audit for this Report.

This Conflict Minerals Report contains forward looking statements relating to actions that we may take in the future. Such statements are based on the current expectations of our management and are neither promises nor guarantees of future performance of the actions. Subsequent events and developments may cause management’s views to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this report.

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